UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

OptimumBank Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

68401P205

(CUSIP Number)

Heng Fai Chan

c/o Alset International Limited

7 Temasek Boulevard #29-01B, Suntec Tower One

Singapore 038987

011 65 6333 9181

(Name, address and telephone number of Person

Authorized to Receive Notices and Communications)

July 23, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68401P205

(1)	Name of reporting person: American Pacific Bancorp, Inc.
(2)	Check the appropriate box if a member of a group (a) [ ] (b) [ ]
(3)	SEC use only
(4)	Source of funds: WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or place of organization: Texas

Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 375,357
	(8)	Shared Voting Power: 0
	(9)	Sole dispositive power: 375,357
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 375,357
(12)	Check box if the aggregate amount in Row (11) excludes certain shares [ ]
(13)	Percent of class represented by amount in Row (11): 9.0%(1)
(14)	Type of reporting person: CO

(1)	Based on 4,166,486 shares of the Issuer’s common stock issued and outstanding as of July 23, 2021.

CUSIP No. 68401P205

(1)	Name of reporting person: Heng Fai Chan
(2)	Check the appropriate box if a member of a group (a) [ ] (b) [ ]
(3)	SEC use only
(4)	Source of funds: PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or place of organization: Singapore

Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 396,000
	(8)	Shared Voting Power: 0
	(9)	Sole dispositive power: 396,000
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 396,000
(12)	Check box if the aggregate amount in Row (11) excludes certain shares [ ]
(13)	Percent of class represented by amount in Row (11): 9.5%(1)
(14)	Type of reporting person: IN

(1)	Based on 4,166,486 shares of the Issuer’s common stock issued and outstanding as of July 23, 2021.

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on October 19, 2018, as amended on April 16, 2019.

Item 1. Security and Issuer.

This Amendment relates to the common stock, $0.01 par value, of OptimumBank Holdings, Inc., a Florida corporation (the “Company”). The Company’s address is 2477 East Commercial Boulevard, Fort Lauderdale, FL 33308 and its telephone number is (954) 900-2800.

Item 2. Identity and Background.

(a) This Schedule 13D is filed by Heng Fai Chan and American Pacific Bancorp, Inc. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”.

(b) The business addresses of the Reporting Persons are as follows: (i) Heng Fai Chan is c/o Alset International Limited, 7 Temasek Boulevard #29-01B, Suntec Tower One, Singapore 038987; and (ii) American Pacific Bancorp, Inc. is 4800 Montgomery Lane, Suite 210, Bethesda, MD 20814.

(c) Heng Fai Chan is the Chairman and Chief Executive Officer of Alset International Limited and is the Chairman and Chief Executive Officer of Alset EHome International Inc. The business address of Alset International Limited is 7 Temasek Boulevard #29-01B, Suntec Tower One, Singapore 038987. American Pacific Bancorp, Inc. is a financial network holding company.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Heng Fai Chan is a citizen of Singapore. American Pacific Bancorp, Inc. is a Texas Corporation.

Item 3. Source and Amount of Funds or Other Consideration.

On December 17, 2020, Mr. Chan purchased 6,400 shares of the Company’s common stock for $3.09 per share. On December 18, 2020, Mr. Chan purchased 2,500 shares of the Company’s common stock for $3.10 per share.

On July 23, 2021, American Pacific Bancorp, Inc. purchased 282,377 shares of the common stock of OptimumBank Holdings, Inc. in a two part transaction. First, American Pacific Bancorp., Inc. purchased 847.13 Capital Securities issued by Optimum Bank Holdings Capital Trust I, a statutory trust (the “Trust Preferred Securities”) for $1,200,102.25. Optimumbank Holdings, Inc. is the sponsor of the Optimum Bank Holdings Capital Trust I. American Pacific Bancorp., Inc. then exchanged these 847.13 Trust Preferred Securities for 282,377 shares of the common stock of OptimumBank Holdings, Inc. Accordingly, the consideration paid for these 282,377 shares of the common stock of OptimumBank Holdings, Inc. was equal to $4.25 per share. Heng Fai Chan the Chairman and Chief Executive Officer, and personally and through an entity, is the largest shareholder of Alset EHome International Inc., which is the majority shareholder of American Pacific Bancorp., Inc. The Reporting Person has dispositive control over these securities.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, Mr. Chan beneficially owns 396,000 shares of the Company’s common stock, which represents 9.5% of the 4,166,486 issued and outstanding shares of Company’s common stock. This includes the 375,357 shares of common stock beneficially owned through Mr. Chan’s control of American Pacific Bancorp, Inc.

(b) Mr. Chan has sole voting and dispositive power over the shares of common stock reported as beneficially owned by him.

(c) On July 23, 2021, American Pacific Bancorp, Inc. purchased 282,377 shares of the common stock of OptimumBank Holdings, Inc.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 16, 2019 the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with Respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference. Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

99.1 Joint Filing Agreement dated April 16, 2019 between Heng Fai Chan and American Pacific Bancorp, Inc. (incorporated by reference to Amendment No. 1 to Schedule 13D filed on April 16, 2019)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2021

/s/ Heng Fai Chan
Name:	Heng Fai Chan

American Pacific Bancorp, Inc.

/s/ Heng Fai Chan
Name:	Heng Fai Chan
Title:	Chairman

Page 6 of 6